UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                                Alliance Bancorp

--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock ($.01 per share)

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   01852J-10-5
                      -------------------------------------
                                 (CUSIP Number)

             (Date of Event Which Requires Filing of this Statement)

                                  June 21, 2000
                      -------------------------------------

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                | |      Rule 13d-1 (b)
                |X|      Rule 13d-1 (c)
                | |      Rule 13d-1 (d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  01852J-10-5

1        NAME OF REPORTING PERSONS

                  Tidal Insurance Limited
                  IRS Identification Nos. of above persons

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                     (a)
                                                         ---

                                                     (b   X
                                                         ---

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  British West Indies

                                             5     SOLE VOTING POWER
NUMBER OF SHARES                                          437,689
BENEFICIALLY OWNED
BY EACH REPORTING                            6     SHARED VOTING POWER
PERSON WITH                                                   0

                                             7     SOLE DISPOSITIVE POWER
                                                          437,689

                                             8     SHARED DISPOSITIVE POWER
                                                              0

 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  437,689

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  |X|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  4.53%

12       TYPE OF REPORTING PERSON (See Instructions)
                  IC,CO

     *The Reporting Person is Tidal Insurance Limited, a British West Indies corporation ("Tidal"). The controlling shareholder of Tidal is Investors of America Limited Partnership, a Nevada limited partnership ("Investors"). The general partner of Investors is First Securities America, Inc., a Missouri corporation. James F. Dierberg is the controlling shareholder of First
Securities America, Inc. The directors and officers of Tidal and First Securities America, Inc. are James F. Dierberg (President and Director) and Mary
W. Dierberg (Secretary, Treasurer and Director). James F. Dierberg and Mary W. Dierberg are husband and wife. James F. Dierberg controls Tidal and Investors. Tidal holds the Common stock for investment purposes. Tidal disclaims beneficial ownership of the Common Stock owned by Investors.

1        NAME OF REPORTING PERSONS

                  Investors of America Limited Partnership
                  IRS Identification No. of above

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (a)
                                                                   ---

                                                             (b)    X
                                                                   ---

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Nevada

                                             5     SOLE VOTING POWER
NUMBER OF SHARES                                            102,000
BENEFICIALLY OWNED
BY EACH REPORTING                            6     SHARED VOTING POWER
PERSON WITH                                                    0

                                             7     SOLE DISPOSITIVE POWER
                                                            102,000

                                             8     SHARED DISPOSITIVE POWER
                                                               0

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                539,689

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES | |

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                5.58%

12     TYPE OF REPORTING PERSON (See Instructions)
                  PN

     *The Reporting Person is Investors of America Limited Partnership, a Nevada limited partnership ("Investors"). The general partner of Investors is First Securities America, Inc., a Missouri corporation. James F. Dierberg is the controlling shareholder of First Securities America, Inc. The directors and officers of First Securities America, Inc. are James F. Dierberg (President and Director) and Mary W. Dierberg (Secretary, Treasurer and Director). Tidal Insurance Limited, is a British West Indies corporation ("Tidal"). The controlling shareholder of Tidal is Investors. The directors and officers of Tidal and First Securities America, Inc. are James F. Dierberg (President and Director) and Mary W. Dierberg (Secretary, Treasurer and Director). James F. Dierberg and Mary W. Dierberg are husband and wife. James F. Dierberg controls Tidal and Investors. Investors holds the Common stock for investment purposes.

ITEM 1 (A) NAME OF ISSUER:

          Alliance Bancorp

ITEM 1 (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         One Grant Square, Hinsdale, IL  60521

ITEM 2 (A) NAME OF PERSON FILING:

         The  names  of  the  persons  filing  this  statement  (the  "Reporting
Persons")  are  Tidal  Insurance   Limited  and  Investors  of  America  Limited
Partnership.

ITEM 2 (B) ADDRESS OF PRINCIPAL OFFICE:

         The address of the principal office of each of the Reporting Persons is 135 North Meramec, Clayton, MO 63017.

ITEM 2 (C) CITIZENSHIP:

         Tidal Insurance Limited is a British West Indies corporation. Investors of America Limited Partnership is a Nevada limited partnership.

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

         This statement relates to Common Shares of the Issuer ("Shares").

ITEM 2 (E) CUSIP NUMBER:              01852J-10-5

ITEM 3 IF  THIS   STATEMENT  IS  FILED  PURSUANT TO RULES 13D-1(B)  OR 13D-2(b),
       CHECK WHETHER THE PERSON FILING IS A:

         (a)  /__/  Broker or dealer registered under Section 15 of the
                          Exchange Act.

         (b)  /__/  Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c)  /__/  Insurance company as defined in Section 3(a)(19) of the
                          Exchange Act.

         (d)  /__/  Investment company registered under Section 8 of the
                          Investment Company Act.

         (e)  /__/  An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E).

         (f) /__/ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

         (g) /__/ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

         (h) /__/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.


         (i)  /__/  A  church  plan  that  is   excluded   from  the
              definition of an investment company under Section 3(c)(14) of the Investment Company Act.

         (j)  /__/  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4  OWNERSHIP:

         As of May 5, 2000, the Issuer had 9,668,555 Shares of Common Stock outstanding, $0.01 par value, as reported in Form 10-Q for the quarterly period ended March 31, 2000.

         (a)-(b) Tidal Insurance Limited beneficially owns 437,689 Shares, which constitutes approximately 4.53% of the 9,668,555 Shares outstanding as of May 5, 2000. Investors of America Limited Partnership beneficially owns 539,689 Shares (including Tidal) which constitutes approximately 5.58% of the Shares outstanding as of May 5, 2000.

        (c) Tidal has the sole power to dispose or direct the disposition of and the sole power to vote or direct the vote of 437,689 Shares. Acting through First Securities America, Inc., its general partner, Investors has the sole power to dispose or direct the disposition of and the sole power to vote or direct the vote of 102,000 Shares.

ITEM 5  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         This item is not applicable.

ITEM 6  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Persons.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         This item is not applicable.

ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

         This item is not applicable.

ITEM 9  NOTICE OF DISSOLUTION OF GROUP.

         This item is not applicable.

ITEM 10   CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2000


TIDAL INSURANCE LIMITED                 INVESTORS OF AMERICA LIMITED PARTNERSHIP


/s/James F. Dierberg                    /s/James F. Dierberg
   -----------------                       -----------------
   James F. Dierberg                       James F. Dierberg, President of First
   President                               Securities America, General Partner



EXHIBIT INDEX

         EXHIBIT A - Agreement to the Filing of Joint Statements on Schedule 13G Pursuant to Rule 13d-1(k).

                                    EXHIBIT A
                        Agreement Relating to the Filing
                       of Joint Statements on Schedule 13G
                           Pursuant to Rule 13d-1(k)

It is agreed among the undersigned that the Schedule 13G Statement to which this document is Exhibit A is filed on behalf of each of the undersigned.

Dated: June 30, 2000


TIDAL INSURANCE LIMITED                INVESTORS OF AMERICA LIMITED PARTNERSHIP



/s/James F. Dierberg                   /s/James F. Dierberg
   -----------------                      -----------------
   James F. Dierberg                      James F. Dierberg, President of First
   President                              Securities America, General Partner